

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

<u>Via E-mail</u>
Mr. Donald Keith Mosing
Chief Executive Officer
Frank's International N.V.
Prins Bernhardplein 200
1097 JB Amsterdam, The Netherlands

> **Re: Frank's International N.V.**
> **Registration Statement on Form S-1**
> **Filed May 10, 2013**
> **File No. 333-188536**

Dear Mr. Mosing:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide all disclosure other than the information that Rule 430A permits you to omit in your next amended registration statement. You may use brackets to identify information that is subject to change prior to effectiveness. Also, please provide updated information with each amendment.

2. We note that you do not yet provide a range for the potential offering price per unit. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

3. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA.

Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

4.   Your registration statement is not signed as provided in Form S-1. In this regard, we note that Mr. Mosing did not sign in his capacity as Director. Please have your registration statement signed by at least a majority of the board of directors in your next and all future amendments.

5.   Revise to provide updated financial statements to comply with the guidance in Rule 3-12 of Regulation S-X.

Industry and Market Data, page i

6.   You are responsible for the accuracy and completeness of all disclosure that appears in your filing. As such, your statement in that "we have not independently verified the [third-party sources] information" is inappropriate. In addition, we note that certain market data disclosure is based on reports prepared by third parties such as EnergyPoint Research and the International Energy Agency. Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, if you paid for these reports to be prepared, please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. For additional guidance, please refer to Interpretation 322.02 of the Division's Securities Act Rules Compliance and Disclosure Interpretations found at our website at http://www.sec.gov/divisions.corp/guidance/securities/htm. We may have additional comments after we review your response.

Risk Factors, page 16

7.   Please eliminate generic risks which could apply to any public company or company in your industry, instead tailoring each risk to your particular circumstances. For example, and without limitation, we note the risk beginning "—Compliance with and changes in laws could be costly and could…."

We are a holding company and our sole material asset…, page 28

8.   Your disclosure here and elsewhere states that after completion of this offering you will hold an indirect equity interest in FICV. However, your organizational structure depicted at pages 7 and 38 reflects a direct interest in FICV. Please clarify and revise as appropriate.

In certain cases, payments under the tax receivable agreement…, page 29

9.   Please disclose possible consequences and effects of your inability to finance your obligations under the tax receivable agreement.

We will be required under the tax receivable agreement…, page 29

10.   Here, and at page 102, define the term "cash savings."

It may be difficult for you to obtain or enforce judgments…, page 33

11.   Please provide us with your analysis as to whether the provision in your amended and restated articles of association that all lawsuits against your directors and executive officers must be brought exclusively before the Courts of Amsterdam, The Netherlands is consistent with Section 14 of the Securities Act and the rights and remedies granted to investors under the Exchange Act.

Use of Proceeds, page 42

12.   As you intend to use proceeds from this offering to repay debt, please provide the information required by Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 48

Combined Results of Operations, page 54

13.   Where two or more factors are cited as a cause of a variance, with references to offsetting items in some cases, please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the codification of Financial Reporting Releases for guidance.

Operating Segment Results, page 55

14.   Please expand your discussion to provide information about the quality of, and potential variability of your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Please also quantify and describe the extent to which increases in revenue are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3) of Regulation S-K for further guidance.

Liquidity and Capital Resources, page 57

Liquidity, page 57

15.   We note you intend to pay a regular quarterly dividend to shareholders, which is expected to be funded out of a portion of the tax distribution by FICV. However, you also disclose that you intend to make a regular quarterly distribution, and to the extent that the tax distribution from FICV is not sufficient to fund the quarterly distribution, you intend to cause FICV to make additional pro rata distributions to its owners such that you receive sufficient cash to cover such quarterly distribution. Please clarify the terms of the regular quarterly distributions you intend to make, including how such amounts will be calculated, if the distributions accrue in arrears, and demonstrate how much of the quarterly distributions you would have been able to pay in the past, and your expected distributions for the upcoming year.

16.   Within the risk factors discussion on page 29, you state that "We expect that the payments that we will be required to make under the tax receivable agreement will be substantial." Given this, please discuss in your liquidity and capital resources section your estimate of annual payments under the Tax Receivable Agreement.

Business, page 64

Our Operations, page 75

Tubular Services, page 77

17.   We note your state in your primary products and equipment table that you are "[l]eading the industry in maximum load capabilities" for extended range slip type elevators and spiders. Please provide us with the objective, third party support for this statement or revise the statement.

Supplies and Raw Materials, page 82

18.   We note your disclosure that your "ability to source low cost raw materials and commponents….is critical to [your] ability to manufacture [your] drilling products competitively and, in turn, [your] ability to provide onshore and offshore drilling services." Please include a risk factor addressing any loss of sourcing capability and source price increases or tell us why you do not believe that these pose a risk to you.

Management, page 87

19.   Please disclose that Mr. Mosing also serves as a director here as well as on your signature page.

20. Please confirm that you will revise your filing to disclose the members of the audit committee when established or advise.

Compensation Discussion and Analysis, page 92

21. We note your disclosure at page 93 that you have engaged Meridian Consultants, LLC to assist you in modifying your executive compensation program and that you anticipate receiving recommendations from Meridian during the second quarter of 2013 that will be implemented in connection with this offering. Please confirm you will revise your filing to reflect any such modifications and confirm you will file all related agreements as exhibits, including any amended employment agreements.

Certain Relationships and Related Party Transactions, page 100

Transactions with Our Directors, Executive Officers and Affiliates, page 103

22. For each of the transactions in this section, please disclose the information required by Item 404(a)(1), (a)(2) and (a)(5) of Regulation S-K.

Registration Rights and Shareholders' Agreement, page 104

23. When known, please disclose the number of shares covered by the registration rights and shareholders' agreement.

Principal Stockholders, page 106

24. Please revise to disclose the date as to which beneficial ownership is presented.

Underwriting, page 127

Lock-Up Restrictions, page 128

25. Please clarify what constitute the "certain exceptions" to the lock-up agreements. In connection therewith, we note your disclosure that "Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements". Please also file these agreements as exhibits.

Exhibits

26. We note that several exhibits required by Item 601 of Regulation S-K will be filed by amendment, including your legal opinion. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the Tax Receivable

Agreement and the Registration Rights and Shareholders' Agreement. In addition, please file all agreements required to be filed by Item 601 of Regulation S-K. As examples only, you do not appear to list in the exhibit index your technology ownership agreements and master service agreements.

27.   We note from your exhibit index that you do not intend to file a tax opinion per Item 601(b)(8) of Regulation S-K. However, the "Certain U.S. Federal Income Tax Considerations" section includes legal conclusions which you would not be able to provide without an opinion of counsel. Please advise.

Index to financial statements, page F-1

Unaudited pro forma condensed financial statements, page F-2

28.   Please provide an additional set of pro forma financial statements to reflect the range of scenarios under the Exchange Right. That is, provide pro forma financial statements to reflect (1) a 100% exchange of FICV Portions, and the related amounts under the Tax Receivable Agreement and additional income tax provision, and (2) zero exchange of FICV Portions, and the related non-controlling interest. Please also quantify the number of pro forma common shares outstanding for each scenario and the weighted average common shares outstanding for the earnings per share calculations.

Combined Statement of Income, page F-10

29.   Revise to present the cost of revenues for equipment rentals and services separately from the costs of products. See Rule 5-03(b) of Regulation S-X for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding issues related to the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, me, at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Douglas E. McWilliams
        Jeffery K. Malonson